[Letterhead of Sullivan & Cromwell LLP]

January 10, 2011

Mr. Mark P. Shuman,

Branch Chief – Legal,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, NE

Washington, DC 20549-4561.

Re:	VeriFone Systems, Inc.

Registration Statement on Form S-4

Filed December 21, 2010

File No. 333-171324

Dear Mr. Shuman:

On behalf of our client, VeriFone Systems, Inc. (the “Company”), we have set forth below the Company’s responses to the comments contained in the Staff’s comment letter, dated January 7, 2011, relating to the registration statement on Form S-4 (File No. 333-171324) (the “Registration Statement”) filed by the Company on December 21, 2010. The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom.

Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the information. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

General

1.

We note that you have incorporated information about Hypercom by reference. Hypercom’s annual report on Form 10-K for the fiscal year ended December 31, 2009 states that as of June 30, 2009, the aggregate market value of common stock held by non-affiliates was

Mr. Mark P. Shuman

$51.3 million. In your response letter, please explain how you have complied with the market value requirement of General Instruction I.B.1 of Form S-3. Refer to General Instruction C.l of Form S-4.

General Instruction I.B.1 of Form S-3 states that “[t]he aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.” On December 20, 2010, the closing price of the common stock of Hypercom Corporation (“Hypercom”), which is the only common equity of Hypercom, on the New York Stock Exchange was $8.53. The Company has been informed by Hypercom that as of December 20, 2010, non-affiliates of Hypercom held in the aggregate 47,459,478 shares of Hypercom common stock. Therefore, the aggregate market value of the common equity held by non-affiliates of Hypercom as of December 20, 2010 was $404,829,347.34. Based on the foregoing, the Company respectfully submits that Hypercom complied with the market value requirement of General Instruction I.B.1.

Questions and Answers about the Special Meeting. page 3

2.	Please revise your description of the support agreement on pages 4 and 99 to disclose the percentage of Hypercom voting stock that FP Hypercom Holdco, LLC will hold if it exercises the warrant.

The Company has revised pages 4, 14, 82 and 99 of the Amendment in response to the Staff’s comment.

The Merger Agreement; page 83

3.	On page 83, you state that the representations, warranties, and covenants in the merger agreement were made “only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments,” “may not describe the actual state of affairs as of the date they were made or at any other time,” and that information concerning the subject matter of the representations, warranties and covenants “may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by VeriFone and Hypercom.” In your response letter, please confirm your understanding that notwithstanding the inclusion of these general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. See Exchange Act Release No. 34-51283 (March 1, 2005).

Mr. Mark P. Shuman

The Company confirms its understanding that, notwithstanding the inclusion of the general disclaimers on page 83, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

4.	In the second bullet point on page 83, you state that the representations, warranties, and covenants in the merger agreement were made “solely” for the benefit of the parties to the merger agreement. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

The Company has revised the second bullet on page 83 of the Amendment in response to the Staff’s comment.

5.	In the penultimate sentence of the third paragraph on page 83, you state that investors “should not rely” on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of VeriFone, Hypercom, Honey Acquisition Co. or any of their respective subsidiaries or affiliates. The merger agreement was filed as an exhibit to a publicly filed document. Please revise to remove the implication that the referenced merger agreement and the summary thereof do not constitute public disclosure upon which security holders may reasonably rely. See Exchange Act Release No. 34-51283 (March 1, 2005).

The Company has revised the penultimate sentence of the third paragraph on page 83 of the Amendment in response to the Staff’s comment.

Exhibit 99.1

6.	Please revise the form of proxy to clearly mark it as a “preliminary copy.” See Exchange Act Rule 14a-6(e)(l).

The Company has attached the final (rather than preliminary) form of proxy as Exhibit 99.1 to the Amendment.

Mr. Mark P. Shuman

If you have any questions or comments concerning the matters discussed above, please call me at (650) 461-5669 or Scott D. Miller at (212) 558-3109.

Very truly yours,

/s/ Sarah P. Payne

Sarah P. Payne
cc:	Evan S. Jacobson

(Securities and Exchange Commission)

Albert Y. Liu, Senior Vice President and General Counsel

(VeriFone Systems, Inc.)

Douglas J. Reich, Senior Vice President and General Counsel

(Hypercom Corporation)

Steven D. Pidgeon

Richard S. Millard

(DLA Piper LLP (US))

Scott D. Miller

(Sullivan & Cromwell LLP)